Exhibit 99.1

ZENVIA INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

 TO BE HELD NOVEMBER 30, 2022

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Zenvia Inc. (the “Company”) will be held on November 30, 2022 at 10:00 a.m. (Brasilia time) at Avenida Paulista, 2300, 18th Floor, Suites 182 and 184, São Paulo, São Paulo, 01310-300, Brazil. Holders of record of the Company’s Class A common shares and the Class B common shares as of the Record Date (as defined below), are cordially invited to attend the AGM.

AGENDA

The AGM will be held for the purpose of considering and, if thought fit, passing and approving the following resolutions:

  to resolve, as an ordinary resolution, that the Company's financial statements and the auditor's report for the fiscal year ended December 31, 2021 be approved and ratified; and
  to resolve, as a special resolution, that the Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Second Amended and Restated Memorandum and Articles of Association annexed hereto, which provide, among other things, for (i) amended limitations to the powers of the directors set forth in Section 23.3 of the Amended and Restated Memorandum and Articles of Association of the Company currently in effect, (ii) changes to Section 24.4 of the Amended and Restated Memorandum and Articles of Association of the Company currently in effect so that the Board may install specific committees comprised of individuals other than Directors, and in any such case, subject to applicable law and listing rules of any designated stock exchange and (iii) changes to Section 29 of the Amended and Restated Memorandum and Articles of Association of the Company currently in effect so that the Second Amended and Restated Memorandum and Articles of Association provides further detail as to the role of the Secretary of the Board.

The Board of Directors of the Company (the “Board”) has fixed the close of business on October 26, 2022 as the record date (the “Record Date”) for determining the shareholders of the Company entitled to receive notice of the AGM or any adjournment thereof. The holders of record of the Class A common shares and the Class B common shares of the Company as at the close of business on the Record Date are entitled to receive notice of and attend the AGM and any adjournment thereof.

The Company’s 2021 annual report for the fiscal year ended December 31, 2021 was filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 31, 2022 (the “2021 Form 20-F”). Shareholders may obtain a copy of the 2021 Form 20-F, free of charge, from the Company’s website at https://investors.zenvia.com/, on the platform hosted by Computershare Trust Company, N.A. (“Computershare”) at www.edocumentview.com/ZENV and on the SEC’s website at www.sec.gov or by contacting the Company’s Investor Relations Department by email at ir@zenvia.com.

The Board recommends that shareholders of the Company vote “FOR” the resolutions at the AGM. Further details regarding the resolutions are set out in the attached proxy statement (which proxy statement is hereby incorporated into this notice by reference) (the “Proxy Statement”).

Please read our Proxy Statement for important information on the resolutions. Your vote is important. Whether or not you expect to attend the AGM, and whether you are a registered shareholder (with shares held of record) or a holder of shares in street name (with shares held by a bank, brokerage firm or other nominee), please vote at your earliest convenience by following the instructions in the Notice of Internet Availability, proxy card and in our Proxy Statement.

Proxies submitted by registered shareholders and street shareholders (be it by internet, telephone or mailing a proxy card) must be received by us no later than 11:59 p.m., Eastern time, on November 28, 2022 to ensure your representation at our AGM.

By Order of the Board of Directors

/s/ Cassio Bobsin

Name: Cassio Bobsin

Title: Chairman of the Board of Directors

Dated: October 27, 2022

Registered Office:

c/o Maples Corporate Services Limited

PO Box 309

Ugland House

Grand Cayman

KY1-1104

Cayman Islands

Important Notice Regarding the Availability of Proxy Materials for Zenvia Inc. Shareholder Meeting to be Held on November 30, 2022

A copy of our proxy statement and our annual report on Form 20-F for the fiscal year ended December 31, 2021 can be accessed, free of charge, on the "Corporate Governance – General Shareholders’ Meeting" section and "Financial Information – SEC Filings" section, respectively, of the Company’s website at https://investors.zenvia.com/, on the platform hosted by Computershare at www.edocumentview.com/ZENV and on the SEC’s website at www.sec.gov.

By inserting the control number to be provided to you on your Notice of Internet Availability of Proxy Materials or proxy card at www.investorvote.com/ZENV for registered shareholders and at www.proxyvote.com for street shareholders (if your bank, brokerage firm, or other nominee supports www.proxyvote.com and has agreed to provide you with a control number for this purpose), you will have instructions on how to access our proxy materials, and on how to vote via the Internet, telephone or by proxy card. If you own shares in street name, meaning that your shares are held by a bank, brokerage firm, or other nominee, you may also instruct that institution on how to vote your shares.